SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 5)*

NETWORK CN INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64125G308

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13 G	PAGE 2 of 10
CUSIP No. 64125G308

(1)	NAME OF REPORTING PERSON OZ Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 892,562
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 892,562
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,562
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
(12)	TYPE OF REPORTING PERSON IA

Schedule 13 G	PAGE 3 of 10
CUSIP No. 64125G308

(1)	NAME OF REPORTING PERSON Och-Ziff Holding Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 892,562
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 892,562
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,562
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 4 of 10
CUSIP No. 64125G308

(1)	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 892,562
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 892,562
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,562
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
(12)	TYPE OF REPORTING PERSON OO

Schedule 13 G	PAGE 5 of 10
CUSIP No. 64125G308

(1)	NAME OF REPORTING PERSON Daniel S. Och
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 892,562
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 892,562
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,562
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
(12)	TYPE OF REPORTING PERSON IN

Schedule 13 G	PAGE 6 of 10
CUSIP No. 64125G308

ITEM 1	(a).	NAME OF ISSUER:

NETWORK CN INC.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2nd Floor, Goldsland Building, 22-26 Minden Avenue, Tsim Sha Tsui, Kowloon, Hong Kong

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	OZ Management LP (“OZ”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (collectively, the “Accounts”).

		(ii)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the sole general partner of OZ. The Common Stock, $0.001 par value (the “Shares”) reported in this Schedule 13G are held in the Accounts managed by OZ.

		(iii)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is the sole shareholder of OZHC.

		(iv)	Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM.

The citizenship of each of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value.

ITEM 2	(e).	CUSIP NUMBER:

64125G308

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

Schedule 13 G	PAGE 7 of 10
CUSIP No. 64125G308

ITEM 4.	OWNERSHIP.

OZ and OZ Management II LP (“OZII”) each serves as the principal investment manager to the Accounts. OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of shares held in the Accounts managed by OZII. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), the general partner of OZII. As a result, OZ has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the sole general partner of OZ. As such, OZHC may be deemed to control OZ and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and, for purposes of this Schedule 13G, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Daniel S. Och is the Chief Executive Officer, Chairman and an Executive Managing Director of OZM. As such, for purposes of this Schedule 13G, he may be deemed to control such entity and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

The percentages used in this Item 4 are calculated based upon (i) 8,041,995 Shares outstanding as of November 13, 2015, as reported in the Issuer’s Form 10-Q filed on November 13, 2015 and (ii) 892,562 Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such Shares may be obtained and beneficially owned upon conversion of derivative securities owned by the Reporting Persons and the Reporting Persons may direct the conversion of such derivative securities at any time. Beneficial ownership information is presented as of December 31, 2015.

A.	OZ

(a)	Amount beneficially owned:

892,562

(b)	Percent of class:

9.99%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

892,562

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

892,562

B.	OZHC

(a)	Amount beneficially owned:

892,562

(b)	Percent of class:

9.99%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

892,562

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

892,562

Schedule 13 G	PAGE 8 of 10
CUSIP No. 64125G308

C.	OZM

(a)	Amount beneficially owned:

892,562

(b)	Percent of class:

9.99%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

892,562

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

892,562

D.	Daniel S. Och

(a)	Amount beneficially owned:

892,562

(b)	Percent of class:

9.99%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

892,562

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

892,562

*	The Reporting Persons hold the Issuer’s 1% Senior Unsecured Convertible Notes due April 1, 2016 with an aggregate face value of $5,000,000.00 (the “2016 Notes”), which are convertible into Shares at a conversion price of 1.3956 per share (after giving effect to the Issuer’s 1-for-15 reverse stock split on July 30, 2015), subject to customary anti-dilution adjustments. Subject to a conversion limitation as further described below, the aggregate principal amount of the 2016 Notes are convertible, at the option of the Reporting Persons, into approximately 3,582,688 Shares, which would represent approximately 30.82% of the Shares deemed to be outstanding pursuant to the Securities Exchange Act Rule 13d-3(d)(1)(i). However, pursuant to the terms of a Letter Agreement entered into as of April 2, 2009 between the Issuer and the Accounts controlled by the Reporting Persons (as amended, the “Letter Agreement”), the Accounts controlled by the Reporting Persons may exercise their conversion rights only to the extent that, immediately upon conversion of the 2016 Notes, the Reporting Persons are owners of no more than 9.99% of the outstanding Shares. As such, the Reporting Persons may not currently convert the 2016 Notes held into more than 892,562 Shares, the beneficial ownership reported herein. This beneficial ownership is based upon (i) 8,041,995 Shares outstanding as of November 13, 2015, as reported in the Issuer’s Form 10-Q filed on November 13, 2015, and (ii) the aforementioned 892,562 Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Schedule 13 G	PAGE 9 of 10
CUSIP No. 64125G209

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

As of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities of the Issuer.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13 G	PAGE 10 of 10
CUSIP No. 64125G209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och